CONSENT OF CHARLES BEAUDRY

The undersigned hereby consents to all references to him as a non-independent qualified person in or incorporated by reference in the Annual Report on Form 40-F being filed by Metalla Royalty & Streaming Ltd. in connection with certain technical and scientific information described therein.

I also consent to the reference to me under the heading "Interests of Experts," which appears in the Annual Information Form included in such Annual Report on Form 40-F.

I also hereby consent to the inclusion or incorporation of all references to me in the Registration Statements on Form F-10 (No. 333-237887), Form S-8 (Nos. 333-234659 and 333-249938). This consent extends to any amendments to the Form F-10 or Form S-8, including post-effective amendments.

/s/ Charles Beaudry
Charles Beaudry
March 26, 2021